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FOR IMMEDIATE RELEASE


Contact:    James T. Conroy
            (212) 572-5980

          MAFCO CONSOLIDATED ANNOUNCES SIGNING OF DEFINITIVE MERGER
             AGREEMENT AND DECLARATION OF SPECIAL CASH DIVIDEND;
                       COMBINED VALUE $43.50 PER SHARE


  New York, N.Y., February 21, 1997--Mafco Consolidated Group Inc. (NYSE: MFO) today announced that it had signed a definitive merger agreement, and that its board of directors had declared a special cash dividend, which together would result in its stockholders receiving $43.50 per share in cash. The definitive merger agreement provides that Mafco Consolidated's 85% stockholder, Mafco Holdings Inc., will acquire all publicly held shares of Mafco Consolidated common stock for $33.50 per share in cash. The special cash dividend, in the amount of $10 per share, is payable on March 14, 1997 to stockholders of record as of the close of business on March 10, 1997. The payment of the special cash dividend is not conditioned upon the completion of the merger.

  The merger price would be adjusted upward in the event that the average closing price on the New York Stock Exchange of shares of Mafco Consolidated's subsidiary, Consolidated Cigar Holdings Inc. (NYSE: CIG), for the ten trading days ending two trading days prior to the Mafco Consolidated merger, exceeds $33. The merger is not conditioned upon Mafco Consolidated completing its previously announced proposed offering of 5,000,000 shares of Consolidated Cigar held by it.

   The merger agreement has been unanimously approved by the boards of directors of each company and, in the case of Mafco Consolidated, by a special committee of independent directors formed to consider the transaction. Completion of the merger is subject to the approval of Mafco Consolidated stockholders, the filing with and review by the Securities and Exchange Commission of an information statement to be sent to Mafco Consolidated stockholders, and other customary conditions. Mafco Holdings, the holder of 85% of the outstanding Mafco Consolidated common stock, has agreed to vote in favor of the transaction. The merger is expected to close during the second quarter of 1997.

    Mafco Consolidated is a holding company which owns 80.2% of the common stock of Consolidated Cigar and approximately 36% of the common stock of Power Control Technologies, Inc. (NYSE: ATP) on a fully diluted basis. Consolidated Cigar is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales. Power Control Technologies, through its Mafco Worldwide business, is the world's largest producer of licorice extract.

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